Exhibit 99.3

AFFILIATED COMPUTER SERVICES, INC
EDUCATION SERVICES

Compliance Audit (Attestation Engagement) for
Lenders and Lender Servicers Participating in the
Federal Family Education Loan Program

Year Ending June 30, 2006

AFFILIATED COMPUTER SERVICES, INC
EDUCATION SERVICES

KPMG LLP
Suite 800
400 Capitol Mall
Sacramento, CA 95814

Independent Accountants’ Report

The Board of Directors
Affiliated Computer Services, Inc.
Education Services
Long Beach, California

We have examined Affiliated Computer Services, Inc. (ACS) Education Services’ compliance with the following compliance requirements specified in the Audit Guide, Compliance Audits (Attestation Engagements) for Lenders and Lender Servicers Participating in the Federal Family Education Loan Program (the Guide) issued by the U. S. Department of Education, Office of the Inspector General, dated December 1996, relative to ACS Education Services’ administration of the Federal Family Education Loan Program on behalf of its lender clients during the year ended June 30, 2006 and the effectiveness of ACS Education Services’ internal control over compliance with the following compliance requirements as of June 30, 2006:

•                                          Support for USDE LaRS

•                                          Loan Documentation

•                                          Payment of Loan Origination Fees

•                                          Interest Benefits - Eligibility, Proper Rate and Proper Calculations

•                                          Special Allowance Payments - Eligibility and Proper Calculation of Average Daily Balances

•                                          Accurate Loan Principal Balances

•                                          Reporting of Sales, Purchases and Transfers

•                                          Recording of Student Status Changes

•                                          Payment Processing

•                                          Due Diligence in the Collection of Loans

•                                          Timely Filing of Claims

•                                          Curing Due Diligence/Timely Filing Violations

ACS Education Services’ management is responsible for compliance with those requirements and maintaining effective internal control over compliance with those requirements.  Our responsibility is to express an opinion ACS Education Services’ compliance with and the effectiveness of ACS Education Services’ internal control over compliance with the specified compliance requirements based on our examination.

Our examination was made in accordance with the attestation standards established by the American Institute of Certified Public Accountants, the standards applicable to attestation engagements contained in Government Auditing Standards, issued by the Comptroller General of the United States, and the Guide and, accordingly, included examining, on a test basis, evidence about ACS Education Services’ compliance with those requirements; obtaining an understanding of the internal control over compliance with the specified compliance requirements; testing and evaluating the design and operating effectiveness of the internal control; and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on ACS Education Services’ compliance with specified requirements.

Because of inherent limitations in any internal control, errors or irregularities may occur and not be detected.  Also, projections of any evaluation of the internal control over compliance with the specified requirements to future periods are subject to the risk that internal control over compliance may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our examination disclosed the material noncompliance for Stafford type loans with certain special allowance codes that had prior period adjustments applicable to ACS Education Services occurred during the year June 30, 2006, as described in Finding 1 in the accompanying Schedule of Findings.  Our examination also disclosed that ACS did not have adequate management review over system program changes related to the processing of prior period adjustments for Stafford type loans with certain special allowance codes as also described in Finding 1 in the accompanying Schedule of Findings.

In our opinion, except for the material noncompliance described in the preceding paragraph, ACS Education Services complied in all material respects with the aforementioned compliance requirements for the year ended June 30, 2006.  We believe that the condition described in the preceding paragraph and Finding 1 represents a material weakness.  A material weakness is a condition that precludes the entity’s internal control from providing reasonable assurance that material noncompliance will be prevented or detected on a timely basis.

In our opinion, except for the material weakness described in the second preceding paragraph ACS Education Services has maintained, in all material respects, effective internal control over compliance with the aforementioned compliance requirements as of June 30, 2006, based upon criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This report is intended solely for the information and use of the ACS Education Services audit committee, management, lender clients, and the U. S. Department of Education and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

November 30, 2006

ACS

November 30, 2006

Guarantor and Lender Oversight Staff
US Department of Education
600 Independence Avenue, SW
Room 4624, ROB-3
Washington, D.C. 20202-5132

We, as members of Affiliated Computer Services, Inc. (ACS) Education Services (Education Services) are responsible for complying with the requirements of the Federal Family Education Loan (FFEL) Program.  We are responsible for, and we have established and maintained, an effective internal control structure over FFEL Program requirements.  We have performed an evaluation of Education Services compliance with the following requirements of the FFEL Program during the year ended June 30, 2006.  Based on this evaluation, we assert that during the year ended June 30, 2006, ACS Education Services has materially complied with the FFEL Program requirements below relative to those services provided to our clients.

•                                          The loan information (loan types, interest rate, beginning and ending principal loan balances), and loan status (past due, in grace, in deferment) reported in Parts I, II, III, IV, and V of the Lenders Interest and Special Allowance Request and Report- LaRS, prepared by ACS Education Services and submitted to ED on behalf of our lender clients or the billing information prepared by Education Services and submitted to our lender clients during the year ended June 30,2006 agrees with ACS Education Services summary records/ledger and as of June 30, 2006, ACS Education Services had effective internal control over compliance with the requirements that such Information be in agreement.

•                                          ACS Education Services supported loans reported in LaRS prepared by ACS Education Services and submitted to ED on behalf of our lender clients or the billing information prepared by ACS Education Services and submitted to our lender clients during the year ended June 30, 2006 with - and as of June 30, 2006, ACS Education Services had effective internal control over compliance requirements for supporting loans with - loan records that include all applicable documents listed in Section II.  Compliance Requirements 2, of the Audit Guide that our lender clients have contracted with ACS Education Services to store.

•                                          During the year ended June 30, 2006, ACS Education Services completely reported, classified and computed, in accordance with LaRS instructions - and as of June 30, 2006, ACS Education Services had effective internal control over compliance with LaRS instructions for classifying and computing - the loan origination information reported in Part I of LaRS prepared by ACS Education Services and submitted to ED on behalf of our lender clients or the billing information prepared by ACS Education Services and submitted to our lender clients.

•                                          Loans included in Part II of LaRS prepared by ACS Education Services and submitted to ED on behalf of our lender clients or the billing information prepared by ACS Education Services and submitted to our lender clients during the year ended June 30, 2006 were - and as of June 30, 2006, ACS Education Services had effective internal control over compliance with requirements that loans are (1) in a status eligible for interest benefits, (2) assigned the correct interest rate in accordance with Section 427A(a)-(i) of the HEA, as amended, and (3) classified in the correct interest rate category in accordance with LaRS instructions. Ending principal amounts, average daily balances, and interest amounts were calculated in accordance with - and as of June 30,2006, ACS Education Services had effective internal controls over compliance with requirements for calculation in accordance with - LaRS instructions.

•                                          Loans included in Part Ill of LaRS prepared by ACS Education Services and submitted to ED on behalf of our lender clients or the billing information prepared by ACS Education Services and submitted to our lender clients during the year ended June 30, 2006 were, - and as of June 30,2006, ACS Education Service had effective internal control over compliance with requirements that loans are - (1) in a status eligible for special allowance and (2) properly categorized on the LaRS in accordance with the LaRS instructions.  Ending principal balances, average daily balances, and adjustments for differences in average daily balances were calculated in accordance with - and as of June 30, 2006, ACS Education Services had effective internal controls over compliance with requirements for calculation in accordance with - LaRS instructions, except for Stafford type loans with certain special allowance codes that had prior period adjustments.

•                                          In Parts IV and V of LaRS prepared by ACS Education Services and submitted to ED on behalf of our lender clients or the billing information prepared by ACS Education Services and submitted to our lender clients during the year ended June 30,2006, AGS Education Services properly classified and accurately reported - and as of June 30, 2006, ACS Education Services had effective internal control over compliance with requirements to properly classify and report- loan principal balances in accordance with the LaRS instructions and included all outstanding loans (except those for which the guaranty was voided are not included in Parts IV and V.)

•                                          Loan purchases and sales made on behalf of our lender clients during the year ended June 30, 2006 were recorded by ACS Education Services in accordance with - and as of June 30, 2006, ACS Education Services had effective internal control over compliance for recording loan purchases/sales in accordance with applicable loan purchase/sale instructions provided to ACS Education Services by their lender clients with respect to the start/end date of eligibility for interest, special allowance and responsibility for payment of loan origination fees.  During the year ended June 30, 2006, ACS Education Services recorded completely and accurately in the servicer’s loan servicing systems - and as of June 30, 2006, ACS Education Services had effective internal control over compliance with requirements to record completely and accurately in the servicer’s loan servicing systems - all applicable LaRS loan data for loans transferred, including beginning balances.

•                                          Upon receipt of Student Status Confirmation Reports or other notification of change information for loans serviced during the year ended June 30, 2006, ACS Education Services accurately updated - and as of June 30, 2006, ACS Education Services had effective internal control over compliance with requirements to accurately update - loan records for changes to student status, including conversion to repayment status in accordance with 34 CFR 682.401(b)(20) and 34 CFR 682.209, respectively.

•                                          For loans serviced during the year ended June 30, 2006, ACS Education Services: (a) calculated - and as of June 30, 2006, ACS Education Services had effective internal control over compliance with requirements to calculate - interest and principal in accordance with 34 CFR 682.304 and (b) applied - and as of June 30, 2006, ACS Education Services had effective internal control over compliance with requirements to apply (i) loan payments effective with the day of receipt and (ii) prepayments in accordance with 34 CFR 682.209 or the documented specific request of the borrower.

•              For loans serviced during the year ended June 30, 2006, ACS Education Services complied with - and as of June 30, 2006, ACS Education Services had effective internal control over compliance with - the due diligence requirements for collection of delinquent loans, including the requirements for skip-tracing or pre-claims assistance set forth in 34 CFR 682.411 (c)-(m).

•                                          For loans serviced during the year ended June 30, 2006, ACS Education Services complied with - and as of June 30,2006, ACS Education Services had effective internal control over compliance with - deadlines for timely filing of claims with the guaranty agency concerning death, disability, false certification, closed schools, or bankruptcy contained in 34 CFR 682.402{b), (c), (d), (e), (f) and (g) for default claims contained in 34 CFR 682.406(a)(5).  For loans serviced during the year ended June 30, 2006, ACS Education Services accurately categorized - and as of June 30, 2006, ACS Education Services had effective internal control over compliance with requirements for accurately categorizing - amounts pertaining to claims in LaRS.

•                                          For loans with timely-filing violations or due diligence violations that were cured during the year ended June 30, 2006, ACS Education Services documented that it performed - and, as of June 30,2006, ACS Education Services had effective internal control over compliance with requirements to perform -cure procedures required by 34 CFR 682 Appendix D [Bulletin 88-G-138].  For loans on which a cure was required but that were not cured during the year ended June 30, 2006, ACS Education Services properly categorized - and, as of June 30, 2006, ACS Education Services had effective internal control over compliance with the requirements to properly categorize the loans in LaRS prepared and submitted to ED on behalf of our tender clients or the billing information prepared by ACS Education Services and submitted to our lender clients.

Very Truly Yours,

Affiliated Computer Services, Inc.

Education Services, GLS Division

/s/ Meta Gonzalez
Meta Gonzalez
Senior Vice President
ACS Education Services

Schedule of Findings

Finding No. 1

Prior Period Special Allowance Adjustments - System Error

Criteria:

§ 682.304 Methods for computing interest benefits and special allowance.

(a) General.  The Secretary pays a lender interest benefits and special allowance on eligible loans on a quarterly basis.  These calendar quarters end on March 31, June 30, September 30, and December 31 of each year.  A lender may use either the average daily balance method or the actual accrual method to determine the amount of interest benefits payable on a lender’s loans.  A lender shall use the average daily balance method to determine the balance on which the Secretary computes the amount of special allowance payable on its loans.

Statement of Condition:

We noted 21 out of 45 loans reviewed that had prior period adjustments where average daily balance amounts were calculated incorrectly due to the loan servicing system program errors.  The 21 exceptions were related to Stafford type loans that had deferment adjustments with certain Special Allowance codes.  For the 21 exceptions, 6 exceptions related to the LaRS submitted in the September 30, 2005 quarter, 11 exceptions related to the LaRS submitted in the December 31, 2005 quarter, 3 exceptions related to the LaRS submitted in the March 31, 2006 quarter, and 1 exception related to the LaRS submitted in the June 30, 2006 quarter that related to the month of January 2006.  Management review of system program changes related to processing prior period adjustments for Stafford type loans with certain special allowance codes was not performed on a timely basis.

ACS Education Services noted that action was taken to correct the system program error in the month of February 2006 and all of the 21 exceptions noted above were prior to February 2006.  From our sample of 45 loans, we tested 11 Stafford type loans with these certain Special Allowance codes that had prior period adjustment that occurred after the system program correction in February 2006.  We did not note any errors related to these 11 loans.

Cause:

A deferment update requires a prior period special allowance adjustment.  When a prior period special allowance adjustment is calculated, the loan servicing system makes two adjustments.  The first adjustment removes the prior period average daily balances and the second adjustment replaces these with new average daily balances that reflect the necessary updates.  Because of the system program errors for these Stafford type loans, the loan servicing system was not generating the first adjustment (i.e. the removal) but was generating the second adjustment.  This resulted in over reported average daily balance amounts that caused over billed amounts for special allowances.

Effect:

This system program error resulted in over reported average daily balances for prior period special allowance adjustments for these 21 loans.

Recommendation:

We recommend that ACS Education Services ensure that loans with errors related to prior period adjustments for Stafford loans with certain Special Allowance codes are corrected and that its strengthen its quality assurance review related to special allowance prior period adjustments.

Management’s Response:

The loan servicing system program error cited in the finding was identified by ACS and corrective action taken in the normal course of business.  ACS has determined that additional analysis and verification of the corrective action taken is necessary and has initiated this action.  ACS has also initiated an internal review of the loan servicing system program error, the circumstances that allowed it to occur., and what further corrective actions should be implemented to avoid future similar errors.

Finding No. 2

Prior Period Interest Benefit and Special Allowance Adjustments - Manual Error

Criteria:

§ 682.304 Methods for computing interest benefits and special allowance.

(a) General.  The Secretary pays a lender interest benefits and special allowance on eligible loans on a quarterly basis.  These calendar quarters end on March 31, June 30, September 30, and December 31 of each year.  A lender may use either the average daily balance method or the actual accrual method to determine the amount of interest benefits payable on a lender’s loans.  A lender shall use the average daily balance method to determine the balance on which the Secretary computes the amount of special allowance payable on its loans.

Statement of Condition:

We noted two loans that had prior period adjustments that were calculatedly incorrectly due to manual errors.  One loan from Lender ID #831008 that had the Prior Period Interest Benefit adjustments calculated incorrectly and another loan from Lender ID #831495 that had the Prior Period Special Allowance calculated incorrectly.

Cause:

A manual Prior Period adjustment was required for a borrower under Lender ID #831008.  The Prior Period Interest Benefit adjustment was a manual error as a result of the processor using the incorrect number of days for the interest calculation.  A manual Prior Period adjustment was required for a borrower under Lender ID #831495 for a cancellation.  This required an adjustment in one special allowance category (CA) but the adjustment was applied between two special allowance categories (CA and CB).

Effect:

For the Interest Benefits, the resulting effect of the error caused less than a day’s amount of Interest Benefits.  For the Special Allowance, the error caused the incorrect special allowance rates to be applied to the adjusting average daily balance.  Both prior period adjustment errors were immaterial amounts.

Recommendation:

We recommend that ACS Education Services strengthen their quality assurance review related to prior period Interest Benefit and Special Allowance manual adjustments to system records.

Management’s Response:

We will communicate this finding to our quality assurance staff to ensure they are focusing on these types of manual processing errors.  We will also assess whether our statistical sample size needs to be increased for this type of processing and whether recurrent training is necessary for the processing staff.

Finding No. 3

Student Status Changes

Criteria:

§ 682.411 Basic Program Agreement

(b) Terms of agreement

(20) Monitoring student enrollment.  The guaranty agency shall monitor the enrollment status of a FFEL program borrower or student on whose behalf a parent has borrowed that includes, at a minimum, reporting to the current holder of the loan within 60 days any change in the student’s enrollment status reported that triggers—

(i)  The beginning of the borrower’s grace period; or

(ii) The beginning or resumption of the borrower’s immediate obligation to make scheduled payments.

Statement of Condition:

We noted that one loan from Lender ID #833921 had a notice of a new graduation date that was not updated in the loan servicing system records.

Cause:

For one borrower, a notice was received from the Guarantor to change the graduation date.  ACS Education Services did not process this request to its loan servicing system records because it believed that its data was more current than the Guarantor report information.

Effect:

The effect of not changing the graduation date would have been that the separation date and grace end date were not updated for interest accruals.  However, the borrower subsequently had another change in the graduation date that was updated in the borrower’s records by ACS Education Services.

Recommendation:

We recommend that ACS Education Services strengthen their quality assurance review related to manual adjustments to system records.

Management’s Response:

We believe this is an isolated manual error but will share it with our quality assurance staff to ensure manual processing is being adequately reviewed for this type of error.

APPENDIX A

Background

The Higher Education Act of 1965 (HEA), as amended, requires each lender, as defined in section 428(b)(l)(U) of the HEA, participating in the Federal Family Education Loan (FFEL) Program to obtain a compliance attestation of its FFEL Program.  These compliance attestations are performed in accordance with the AICPA’s Professional Standards for Attestation Engagements (SSAE) No. 10, Section 800, the general fieldwork and reporting standards in Government Auditing Standards, issued by the Comptroller General of the United States; and the Audit Guide, Compliance Audits (Attestation Engagements) for Lenders and Lender Servicers Participating in the Federal Family Education Loan Program (the Guide) issued by the US Department of Education, Office of Inspector General, dated December 1996.

Lenders using a third-party service organization(s) to service all or part of its FFEL Program loan portfolio may not be able to make all of the assertions required in Section II of the Audit Guide.  In those situations, the Department of Education will accept, as meeting the lender audit requirement, an independent accountants’ report based upon an “alternative or combined” engagement as defined in Section III of the Audit Guide.  The lender must obtain from the service organization an audit/attestation report that meets the requirements described in Section III of the Audit Guide.

The independent accountants’ report(s) must include their opinion with respect to the service organization’s compliance with the specified requirements in Section II of the Audit Guide pertaining to functions carried out by the servicing organization.

ACS Education Services is a for profit third-party student loan servicing organization responsible for the proper and timely performance of many aspects of student loan processing.  The primary services provided to the loan holders by ACS Education Services are:

•                                          accepting loan origination and disbursement information on new and existing borrowers;

•                                          processing of general borrower correspondence, forbearance and deferment requests and borrower status changes;

•                                          receiving and tracking original, imaged or electronic loan documentation;

•                                          maintaining borrower demographic information while the student is in school, billing accrued interest to the appropriate parties, and combining multiple loans where appropriate;

•                                          processing borrower loans through the grace period, placing the loans into repayment and calculating monthly payment amounts; and;

•                                          applying loan payments, calculating delinquency periods, collection activities, claim processing on defaulted loans and cure procedures for defaulted loans rejected by the guarantor.

The functions described above provide a basis for ACS Education Services to prepare information for the quarterly Lender Reporting System (LaRS) filings.

The lender ID’s covered by this report are included in Appendix B.

APPENDIX B

Listing of Lenders Covered by Compliance Attestation

800061	810948	821690	828707	831364	832935	833741	834088
801871	811076	822170	828798	831419	833078	833750	834101
802176	811077	822371	828863	831455	833079	833752	834117
802486	811078	822425	829064	831458	833175	833770	834118
802933	811303	822427	829174	831495	833197	833789	834119
805317	811325	822904	829505	831539	833207	833806	834124
805595	811571	823132	829626	831543	833233	833838	834127
807510	811577	823730	829639	831640	833278	833860	834129
807596	811613	823817	829677	831683	833285	833864	834136
807974	813287	824038	829691	831692	833289	833872	834145
807983	813749	824206	829704	831785	833325	833873	834148
807989	813891	824287	829739	831925	833347	833903	834158
808012	813934	824421	829775	831927	833356	833921	834159
808058	814667	824515	829924	831940	833361	833922	834172
808111	814817	824746	830005	831957	833364	833923	834179
808125	817970	824749	830308	831994	833395	833934	834192
808588	819012	824780	830480	831997	833396	833953	834204
808626	819271	824901	830485	832095	833405	833954	834218
808664	819438	824935	830486	832129	833422	833955	834223
808717	819504	825163	830628	832145	833471	833962	834226
808732	819873	825550	830631	832304	833500	833963	834278
808755	820163	826351	830713	832347	833505	834003	834308
808865	820164	826442	830772	832519	833585	834004	899980
808927	820166	826799	830841	832537	833617	834011	899996
808936	820418	826855	830931	832547	833645	834012
808956	820480	826884	831008	832603	833653	834042
809563	820622	827735	831106	832640	833659	834051
809921	820734	827756	831127	832793	833670	834058
810235	821620	827800	831211	832908	833732	834076
810691	821623	828257	831299	832919	833733	834086